

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 24, 2007

By U.S. Mail and Facsimile

Mr. Conrad Nagel
Chief Financial Officer
Sub Surface Waste Management of Delaware, Inc.
6451-C El Camino Real
Carlsbad, CA 92009

> **Re: Sub Surface Waste Management of Delaware, Inc.**
> **Form 10-KSB for the Fiscal Year Ended September 30, 2005**
> **Form 10-QSB for the Fiscal Quarter Ended December 31, 2005**
> **Form 10-QSB for the Fiscal Quarter Ended March 31, 2006**
> **Form 10-QSB for the Fiscal Quarter Ended June 30, 2006**
> **Form 10-KSB for the Fiscal Year Ended September 30, 2006**
> **File No. 033-03378-D**

Dear Mr. Nagel:

We have reviewed your response letter dated November 29, 2006 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

Form 10-KSB for the Fiscal Year Ended September 30, 2005

Prior Comment Ten

1.   In regard to your response to prior comment ten, please tell us when you expect to file amendments to your Form 10-KSB for the fiscal year ended September 30, 2005 and Forms 10-QSB for the fiscal quarters ended December 31, 2005, March 31, 2006 and June 30, 2006.

Prior Comment Eleven

2.   We note your response to prior comment eleven. However, the excerpt from Item 310(b)(2)(1)(iii) of Regulation S-B which states that, "cash flow statements should include cash flows from operating, investing and financing activities as well as cash at the beginning and end of each period and the increase or decrease in such balance," does not imply that you should present cash flows from investing and financing activities as single figures, but rather that these items should be included in the statement of cash flows. In this regard, please revise your future quarterly reports to show the individual components of investing and

financing activities as required by paragraph 31 of SFAS 95, *Statement of Cash Flows.* We note that you may show cash provided by operating activities as a single figure.

Form 10-KSB for the Fiscal Year Ended September 30, 2006

Exhibit 31 -- Certifications

3.   We note the following changes or errors related to your certifications required by Exchange Act Rule 13a-14(a):

- in paragraphs two, three and four you have replaced the word "report" with "annual report";

- in paragraphs three and 4(a), references are made to "quarterly report";

- in the introduction language in paragraph 4 you referenced internal control over financial reporting although you are yet required to comply with Items 308(a) and 308(b) of Regulation S-B; and

- in paragraph 4(c) you have deleted the language "(the registrant's fourth fiscal quarter in the case of an annual report)."

In future annual and interim filings, please revise your certifications using the exact wording as provided in Item 601(B)(31) of Regulation S-B.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief